

December 7, 2020

Via Email

Richard B. Alsop
Sherman & Stearling LLP
599 Lexington Avenue
New York, New York 10022

> **Re:** **Altice USA, Inc.**
> **Schedule TO-I/A filed December 3, 2020**
> **SEC File No. 5-90339**

Dear Mr. Alsop:

We have reviewed your amendment referenced above, along with the accompanying response letter of the same date. We have one additional comment:

Schedule TO-I – Item 10. Financial Statements

1. We note your response to comment 1 in our prior comment letter dated November 30, 2020. Revise to quantify the impact of the offer on the metrics listed in your narrative, assuming both the minimum and maximum number of shares that could be purchased.

We remind you that the Company is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about this comment.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions